UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Incyte Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

45337C102
(CUSIP number)

Alexandra A. Toohey
Chief Financial Officer
Baker Bros. Advisors LP
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

May 20, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,632,165(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,632,165 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,632,165(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 180,000 shares of the Issuer’s common stock underlying 180,000 options, 35,000 common shares, received as a result of the exercise of options to purchase common stock of the Issuer, and 4,606,606 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

CUSIP No. 45337C102	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-3147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,632,165 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,632,165 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,632,165(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 180,000 shares of the Issuer’s common stock underlying 180,000 options, 35,000 common shares, received as a result of the exercise of options to purchase common stock of the Issuer, and 4,606,606 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

CUSIP No. 45337C102	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 19,739,314 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 19,739,314 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,739,314 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 180,000 shares of the Issuer’s common stock underlying 180,000 options directly held, 35,000 common shares directly held, received as a result of the exercise of options to purchase common stock of the Issuer and 4,613,895 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

CUSIP No. 45337C102	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER: 19,741,731 (1)
SHARES	8.	SHARED VOTING POWER: 0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER: 19,741,731 (1)
OWNED BY EACH REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,741,731 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 180,000 shares of the Issuer’s common stock underlying 180,000 options, 35,000 common shares, received as a result of the exercise of options to purchase common stock of the Issuer and 4,614,009 shares of the Issuer’s common stock issuable based upon conversion of 4.75% Convertible Senior Notes due 2015 (conversion subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

CUSIP No. 45337C102	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB2, LLC 45-5474130
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER: 15,110
SHARES	8.	SHARED VOTING POWER: 0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER: 15,110
OWNED BY EACH REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

CUSIP No. 45337C102	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FBB Associates 13-3843860
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF	7.	SOLE VOTING POWER: 33,410
SHARES	8.	SHARED VOTING POWER: 0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER: 33,410
OWNED BY EACH REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 167,627,959 shares of the Issuer’s common stock outstanding as of April 24, 2014, as reported in the Issuer’s 10-Q filed with the SEC on May 1, 2014.

Amendment No. 15 to Schedule 13D

This Amendment No. 15 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On May 21, 2014 the Adviser acquired beneficial ownership of 10,000 shares of common stock of Incyte Corporation (the “Issuer”), as a result of the exercise of 10,000 options to purchase the Issuer’s common stock at $7.02 per share (the “Exercised Stock Options”) held directly by Julian C. Baker. Julian C. Baker currently serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees or principals of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Julian C. Baker, as an agent in his capacity as a director of the Issuer, entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on May 20, 2014. Pursuant to the Proceeds Agreement, Julian C. Baker agreed that, with respect to the Exercised Stock Options and the common stock received as a result of the exercise of the Exercised Stock Options (the “Common Stock”) on May 21, 2014, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Julian C. Baker and Felix J. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock. Pursuant to the Proceeds Agreement, the Adviser funded Julian C. Baker’s exercise of the Exercised Stock Options through loans from the Funds (the “Loan Agreements”). The total amount expended on acquiring the Common Stock was $70,200.

In order to effect the exercise of the Exercised Stock Options, on May 20, 2014, the Adviser entered into the Loan Agreements with the Funds pursuant to which the Funds loaned an amount totaling $70,200 to the Adviser for the purpose of acquiring the Common Stock. The loan is due May 20, 2044, or earlier if the Common Stock are sold (“Due Date”), with interest payable through the Due Date at a rate of 3.32% annually.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, conversion of convertible notes, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 15 are incorporated herein by reference. The calculation of beneficial ownership for purposes of this Schedule 13D does not reflect the conversion of the $259,000,000 and $274,500,000 principal amount of the 0.375% convertible senior notes due November 15, 2018 (“2018 Notes”) and 1.25% convertible senior notes due November 15, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”), respectively, because the Issuer may at its option settle a conversion request in either cash or shares of common stock.

Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds as well as shares of common stock of the Issuer that may be acquired upon conversion of the 4.75% convertible senior notes due November 1, 2015 (“2015 Notes”), 2018 Notes and 2020 Notes at a presently applicable conversion price of $8.78, $51.758 and $51.758, respectively, by the Funds notwithstanding the ability of the Issuer to settle the Notes, at its option in cash or shares of the Issuer’s common stock and the limitations on exercise described below.

		Commmon
	Shares of	Stock	Commmon Stock	Commmon Stock
	Common	Underlying 2015	Underlying 2018	Underlying 2020
Holder	Stock	Notes	Notes	Notes
667, L.P.	2,023,937	864,123	483,017	483,017
Baker Brothers Life Sciences, L.P.	12,430,783	3,640,888	4,411,415	4,703,621
14159, L.P.	355,839	101,595	109,626	116,890

The number of shares of Common Stock that may be acquired by the Funds upon any conversion of the 2015 Notes is limited to the extent necessary to ensure that, following such conversion, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 19.999% of the total outstanding common stock of the Issuer.  As a result of this restriction, the number of shares that may be issued upon conversion of the 2015 Notes by the Funds may change depending upon changes in the outstanding shares of common stock.

Pursuant to a letter agreement entered into between the Funds and the Issuer which established certain transfer restrictions on the securities of the Issuer, registration rights relating to the Notes and the Issuer’s shares of common stock underlying the Notes and certain restrictions on the conversion of the Notes (“Letter Agreement”), the number of shares of Common Stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes is limited to the extent that after such delivery of the shares of Issuer common stock underlying the Notes the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 19.999% of the total outstanding common stock of the Issuer.  As a result of this restriction, the number of shares that may be issued upon conversion of the Notes by the Funds may change depending upon changes in the outstanding shares of common stock.

Additionally, pursuant to the Letter Agreement, if at any time the beneficial ownership of the Funds and their affiliates is less than 10% of the shares of the Issuer’s common stock outstanding, the number of shares of Common Stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes will be limited to the extent that after such delivery of the shares of Issuer common stock underlying the Notes the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 9.999% of the total number of the issued and outstanding shares of the Issuer’s common stock (including for such purpose the shares of common stock issuable upon conversion of the 2018 Notes and 2020 Notes).

Further, pursuant to the Letter Agreement, if at any time the beneficial ownership of the Funds and their affiliates is less than 5% of the shares of the Issuer’s common stock outstanding, the number of shares of common stock that may be acquired by the Funds and their affiliates upon any conversion of the Notes will be limited to the extent that, after such delivery of the shares of Issuer common stock underlying the Notes, the Funds and their affiliates would have beneficial ownership of the Issuer’s common stock in excess of 4.999% of the total number of the issued and outstanding shares of the Issuer’s common stock (including for such purpose the shares of common stock issuable upon the conversion of the 2018 Notes and 2020 Notes).

At any time that the Funds and their affiliates may, by written notice to the Issuer, from time to time increase or decrease either or both of the 9.999% the ownership limitation or the 4.999% ownership limitation set forth in the Letter Agreement to any other percentage not in excess of 19.999% specified in such notice. Pursuant to the Letter Agreement, any such increase will not be effective until the 65th day after such notice is delivered to the Issuer.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 15 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

Julian C. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase common stock of the Issuer (“Stock Options”), Common Stock and common stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees or principals of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock or common stock received from the exercise of Stock Options. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and common stock received from the exercise of Stock Options.

 Baker Bros. Advisors LP has voting and investment power over the Stock Options, Common Stock and common stock underlying such Stock Options and common stock received from the exercise of Stock Options by Julian C. Baker. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, common stock received from the exercise of Stock Options and common stock underlying such Stock Options held by Felix J. Baker.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2014

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager